Zi Corporation now World's Number One Mobile Device Language Database Provider as New Languages boost Emerging Market Presence

Zi's 54 language database ability means it supports more than two-thirds of the world's population for predictive text messaging

Lund, Sweden and Calgary, AB, Canada, January 18, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today became the world's number one mobile device language database provider when it launched six new language databases for its award-winning predictive text products. Zi's eZiText® for one-touch entry prediction and eZiTap™ for intelligent multi-tap entry are now available in four new languages for the Indian wireless market and two new languages for the African wireless market. Subscribers in these emerging wireless markets can now enter text more quickly and customize their mobile phones through the use of personal language.

With the six new languages, Zi is now supporting more languages worldwide than any vendor in the predictive text messaging market. Now supporting 54 language databases, Zi provides intuitive user interface solutions for more than two thirds of the world's population. By integrating Zi's powerful predictive text products into their phones, mobile phone manufacturers can enhance the text messaging experience for subscribers and drive increased usage rates for mobile operators. The six new language databases have already been delivered to a major Zi customer for use in its mobile phones.

"With mobile subscribers in both Africa and India growing at a rapid pace, these low penetration, high growth markets have specific language needs," said Milos Djokovic, chief technical officer and chief operating officer, Zi Corporation. "By supporting six new language databases, Zi is enabling mobile operators and phone manufacturers in India and Africa to provide subscribers with predictive text messaging products to help meet the market demand for new wireless services. By empowering mobile phone users with simplified text messaging functionality, wireless operators can increase adoption and usage rates among the subscriber community."

With Gartner predicting that the Indian cellular services market will reach $24 billion by the end of 2009 and other sources citing India as one of the fastest growing markets in the world, adding nearly 2 million new subscribers each month, Zi is helping mobile operators and handset manufacturers capitalize on this exploding market with specific language offerings for text input and messaging. In the Indian subcontinent, added to its existing language offering of Hindi, which has 340 million speakers, and Urdu, with more than 10 million, Zi is now supporting predictive text messaging technology for 227 million Bengali speakers, 66 million Tamil speakers, 50 million Punjabi speakers and 46 million Gujarati speakers.

In Africa, Gartner predicts wireless subscribers to grow from 92 million in 2005 to nearly 154 million by 2010. Zi's new African language databases will enable more than 50 million Swahili speakers and 6.4 million Afrikaans speakers to more quickly use text messaging services.

Zi will be at the 3GSM World Congress, February 13-16 in Barcelona, Spain. For media interviews or tours at 3GSM please contact Brian Dolby with GBCS PR on +44 (0) 115 948 6901 or e-mail brian@gbcspr.com.

About Zi's Predictive Text Products
Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary.

eZiTap delivers users a fast and personal text input experience for SMS and MMS. As a user enters in letters through multi-tap, eZiTap searches the built-in dictionary and predicts multiple words for easy selection. Rather than typing the rest of the word, users simply select one of eZiTap's suggestions and move on. eZiTap learns the words used and will predict those words in subsequent text entry. This is especially useful for names, slang, acronyms and other unique words.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 948 6901
brian@gbcspr.com / bethany@gbcspr.com

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300